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18000616

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SEC FILE NUMBER
8-53339

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Funds Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 S. Wacker Drive, 34th Floor
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Mierwinski, Corporate Controller, Harbor Capital Advisors, Inc. (312) 443-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Street, Suite 5500	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Anmarie S. Kolinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor Funds Distributors, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LANA M LEWANDOWSKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/03/18

Notary Public

Anmarie S. Kolinski
Signature

Executive Vice President and Treasurer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harbor Funds Distributors, Inc.

Financial Statements, Supplemental Information, and Other Information

Year Ended December 31, 2017

Contents

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Harbor Funds Distributors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harbor Funds Distributors, Inc. (the Company) as of December 31, 2017, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 *(and 17 C.F.R. § 1.10)*. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2014.

Chicago, Illinois
February 14, 2018

Harbor Funds Distributors, Inc.

Statement of Financial Condition

December 31, 2017

Assets	
Cash and cash equivalents	$ 5,190,774
12b-1 fees receivable	955,987
Due from affiliate	83,000
State income tax receivable	23,486
Prepaid expenses and other assets	165,464
Deferred tax asset	2,000
Total assets	$ 6,420,711
Liabilities and stockholder's equity	
Liabilities:	
Accrued 12b-1 fees	$ 954,520
Due to affiliates	68,198
Total liabilities	1,022,718
Stockholder's equity:	
Common stock, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	3,657,591
Retained earnings	1,740,392
Total stockholder's equity	5,397,993
Total liabilities and stockholder's equity	$ 6,420,711

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Operations

Year Ended December 31, 2017

Revenues	
12b-1 fees	$ 12,324,904
Dividend income	51,329
Total revenues	12,376,233
Expenses	
12b-1 fees	12,128,252
Filing fees	188,519
Other	163,081
Total expenses	12,479,852
Loss before income tax benefit	(103,619)
Income tax benefit – current	(47,000)
Income tax expense – deferred	11,000
Total net income tax benefit	(36,000)
Net loss	$ (67,619)

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2016	$ 10	$ 3,657,591	$ 1,808,011	$ 5,465,612
Net loss	–	–	(67,619)	(67,619)
Balance at December 31, 2017	$ 10	$ 3,657,591	$ 1,740,392	$ 5,397,993

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2017

Operating activities	
Net loss	$ (67,619)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred income taxes	11,000
Changes in operating assets and liabilities:	
12b-1 fees receivable	148,475
Due from affiliate	(45,000)
State income tax receivable	(4,043)
Prepaid expenses and other assets	(5,132)
Due to affiliates	33,491
Accrued 12b-1 fees	(132,391)
Net cash used in operating activities	(61,219)
Net decrease in cash and cash equivalents	(61,219)
Cash and cash equivalents at beginning of year	5,251,993
Cash and cash equivalents at end of year	$ 5,190,774
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 2,710

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Notes to Financial Statements

December 31, 2017

1. Description of Business

Harbor Funds Distributors, Inc. (the Company) is a wholly owned subsidiary of Harbor Capital Advisors, Inc. (Harbor Capital). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as the principal distributor of Harbor Funds, a series of publicly offered U.S. mutual funds, where Harbor Capital serves as the investment adviser.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less at the date of purchase and investments in money market mutual funds to be cash equivalents. Money market mutual funds are carried at market value based on the reported net asset value per share of the respective fund. U.S. generally accepted accounting principles requires the Company to disclose the level of its investments (i.e., Level 1, 2, or 3) based on the observability of inputs into the valuation. Accordingly, the investment in the Harbor Money Market Fund is a Level 1 investment. At December 31, 2017, cash and cash equivalents included $5,166,030 invested in the Harbor Money Market Fund.

Due To Affiliates

The Company's due to affiliates balance is primarily related to amounts owed to Harbor Capital for certain direct expenses paid on the Company's behalf.

2. Significant Accounting Policies (continued)

Revenue Recognition and Related Expenses

12b-1 fee revenue is earned from Harbor Funds to cover allowable distribution, marketing, recordkeeping and shareholder servicing expenses for those funds. The fee is 25 basis points on average daily net assets in the Administrative and Investor share classes of Harbor Funds, where applicable. 12b-1 fee revenue is recognized in the period services are rendered.

Substantially all of the 12b-1 fees earned from Harbor Funds are paid to third-party broker-dealers who provide distribution, shareholder servicing, and/or sub-accounting and record-keeping services to Harbor Funds' shareholders. Payments to third-party broker-dealers are subject to contractual rates agreed to by the Company and the third-party broker-dealers. Such expenses are recognized when incurred.

Dividend income on money market mutual fund investments is recorded when earned.

In March 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*, which is effective for fiscal years beginning on January 1, 2018. The new guidance provides a comprehensive new revenue recognition model that requires a company to apply a multi-step approach in recognizing revenue to reflect the transfer of services to a customer at an amount that represents the consideration it expects to receive in exchange for those services. The Company has evaluated the requirements of the new standard and concluded that adoption of this new guidance will not impact the Company's financial position or results of operation.

2. Significant Accounting Policies (continued)

Income Taxes

The consolidated results of Harbor Capital, including those of the Company, are included in the consolidated federal income tax return of Robeco U.S. Holding, Inc. (RUSHI), the parent of Harbor Capital, along with certain other direct subsidiaries of RUSHI. Harbor Capital and RUSHI have entered into a tax-sharing agreement whereby Harbor Capital recognizes tax expense based on the contribution of Harbor Capital to the consolidated taxable income or loss of RUSHI. Amounts accrued are remitted to RUSHI periodically. For financial reporting purposes, the Company calculates its income tax provision or benefit on a stand-alone basis consistent with the terms of the tax-sharing agreement.

State income tax returns are filed by the Company on a stand-alone basis or on a unitary basis with Harbor Capital depending upon the rules in each state a return is filed.

Deferred income taxes are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are expected to reverse.

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Legislation"), was signed into law. This Tax Legislation reduced the federal corporate tax rate from 35% to 21% effective January 1, 2018. U.S. generally accepted accounting principles require companies to revalue deferred tax assets as of the date of enactment with resulting tax effects accounted for in that reporting period. As such, the Company revalued its deferred tax asset in December 2017, reducing the value of its deferred tax asset by $1,000. The related deferred income tax expense was recorded in the statement of operations.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, at which time the Company would revise its estimates accordingly.

3. Related Parties

During the year, the Company earned 12b-1fees of $12,324,904 from Harbor Funds, of which $955,987 is receivable at December 31, 2017. In addition, the Company earned $51,329 of dividend income from the Harbor Money Market Fund.

The Company has been party to an expense-sharing agreement with Harbor Capital since 2004. The agreement calls for the Company to pay direct expenditures (regulatory filing fees, professional fees, insurance, memberships, etc.) related to the Company. Operating expenses of the Company (postage, telephone, photocopy, salaries of Harbor Capital employees who perform work for the Company, etc.) are paid by Harbor Capital. Harbor Capital is liable for all such expense amounts paid for by Harbor Capital, and such expenses will not be apportioned back to the Company at any time. Such expenses are not reflected in the accompanying financial statements.

Due to the Company's net loss, no payments were made to RUSHI during 2017 related to federal income taxes. As of December 31, 2017, the Company has a receivable from RUSHI of $83,000 under the terms of its tax-sharing agreement.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, SEC Rule 15c3-1 ("the Rule"), which requires the maintenance of minimum net capital of $25,000 or 6 2/3% of aggregated indebtedness, and requires that the ratio of aggregated indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's minimum required net capital was $68,181, resulting in the Company having excess net capital of $3,996,554 under the Rule. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was .25 to 1.

5. Income Taxes

The difference between the income tax benefit for the year ended December 31, 2017, and the amount computed at the federal statutory rate primarily relates to state and local income taxes (net of federal benefit).

The deferred tax asset of $2,000 relates to accrued professional fees.

The Company evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained by the applicable tax authority. No tax expense related to uncertain tax positions was recorded in 2017 and no adjustments were made to prior periods. Further, the Company does not believe it reasonably possible that any material uncertain tax positions will be recorded within the next 12 months.

The Company recognizes interest and penalties, if any, related to uncertain tax positions within the statements of operations. Prior tax years remain subject to examination by various state, local and federal tax authorities in the U.S.

6. Subsequent Events

The Company determined that no subsequent events or transactions have occurred through February 14, 2018, the date the financial statements were issued, that would have materially affected the financial statements or disclosures as of December 31, 2017.

Supplemental Information

Harbor Funds Distributors, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2017

NET CAPITAL:		
Total stockholder's equity		$ 5,397,993
Less non-allowable assets:		
12b-1 fees receivable	$ 955,987	
State income tax receivable	23,486	
Federal income tax receivable	83,000	
Prepaid expenses and other assets	165,464	
Deferred tax asset	2,000	
Total non-allowable assets		1,229,937
Net capital before haircuts on securities		4,168,056
Less haircuts on securities (2% of money market funds)		103,321
NET CAPITAL		4,064,735
MINIMUM NET CAPITAL REQUIRED		
(Greater of 6-2/3% of Aggregate Indebtedness or $25,000)		68,181
EXCESS NET CAPITAL		$ 3,996,554
AGGREGATE INDEBTEDNESS:		
Total liabilities from statement of financial condition		$ 1,022,718
Total aggregate indebtedness		$ 1,022,718
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		25.16%

There are no material differences between the amounts presented above and the amounts in the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2017, filed on January 23, 2018.

See accompanying report of independent registered public accounting firm.

Harbor Funds Distributors, Inc.

Computation for Determination of Customer Reserve Requirements and PAB Account Reserve Requirements under Rule 15c3-3

The activities of the Company are limited to those prescribed in subparagraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934, which provides exemption from such Rule.

See accompanying report of independent registered public accounting firm.

Harbor Funds Distributors, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3

The activities of the Company are limited to those prescribed in subparagraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934, which provides exemption from such Rule.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Harbor Funds Distributors, Inc.:

We have reviewed management's statements, included in the accompanying Harbor Funds Distributors, Inc. Exemption Report (the Exemption Report), in which (1) Harbor Funds Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 14, 2018

Harbor Funds Distributors, Inc.
Exemption Report

Harbor Funds Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year from January 1, 2017 to December 31, 2017 without exception.

Harbor Funds Distributors, Inc.

I, Anmarie S. Kolinski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Anmarie S Kolinski

Executive Vice President, Treasurer and Chief Financial Officer

February 14, 2018